Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended March 31,
(U.S. dollars in thousands, except ratios)	2015	2014
Earnings:
Pre-tax income (loss) from continuing operations	$39,892	$246,209
Fixed charges	89,747	81,164
Distributed income of equity investees	24,570	98,006
Subtotal	$154,209	$425,379
Less: Non-controlling interests	1,957	346
Preference share dividends	35,433	35,413
Total earnings (loss)	$116,819	$389,620

Fixed charges:
Interest costs	$41,481	$32,160
Accretion of deposit liabilities	9,957	10,781
Rental expense at 30% (1)	2,876	2,810
Total fixed charges	$54,314	$45,751
Preference share dividends	35,433	35,413
Total fixed charges and preference dividends	$89,747	$81,164

Ratio of earnings to fixed charges	2.2	8.5

Ratio of earnings to combined fixed charges and preference dividends	1.3	4.8

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.